centrica

082-04578

RECEIVED

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	Date:	25 April, 2007
Att:	001 202-772-9207	Ref:	Stock Exchange Announcement
From:	Secretariat	No. of pages	6 (incl. this one)

Two recently released Stock Exchange Announcements follows.

Secretariat

07022990

SUPPL

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

25 April 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on 20 April 2007 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 19 April 2007 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	48	601,227
Sam Laidlaw	48	266,552
Jake Ulrich	48	860,699
Persons Discharging Managerial Responsibility		
Grant Dawson	48	277,427
Anne Minto	48	195,185
Chris Weston	48	133,548

* The 'Number of Shares Acquired' includes 32 Partnership shares acquired at 386.50 pence per share and 16 Matching shares acquired at 392.58 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 12,944 ordinary shares of 6 14/81 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (Allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards April's allocation of Matching shares. The Directors listed above, together with some 5,401 other employees, are participants in the SIP and are potentially interested in the remaining 3,624 shares held by Lloyds TSB Registrars Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called **'Partnership Shares'**.
- At the same time the Company allots to participants via the Trustee one **'Matching Share'** for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

25 April 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Centrica plc

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 35,000,000 ordinary shares of 6 14/81 pence each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 26 April 2007 and that trading will commence 27 April 2007.

These shares are being reserved under block listings and will be issued as a result of the exercise of share options pursuant to the following schemes:

Schemes	Shares
Centrica Executive Share Option Scheme	10,000,000
Centrica Sharesave Scheme	25,000,000

When issued, these shares will rank pari passu with the existing ordinary shares.

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	26 April, 2007
Att:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	7 (incl. this one)

Two recently released Stock Exchange Announcements follows.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

26 April 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Centrica plc
25 April 2007

Centrica plc non-executive director declaration

Centrica announces that Mary Francis, one of its non-executive directors, will be appointed as a non-executive director of Alliance & Leicester plc with effect from 2 May 2007.

This disclosure is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

26 April 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Statement by Centrica plc

26 April 2007

BRITISH GAS ANNOUNCES A SECOND PRICE CUT OF £40 EFFECTIVE TODAY - TOTAL REDUCTION OF £207 THIS YEAR

British Gas today announced a further cut to its standard electricity and gas rates for domestic customers with immediate effect. Its electricity rates fall by a further 6 per cent and gas rates fall by 3 per cent.(1)

Together with the decrease announced earlier in the year this second round of price cuts for British Gas customers reduces the average annual dual fuel bill by £207. This takes average prices down to £913 from £1,120(2) in just over six weeks. British Gas' standard dual fuel tariff is now cheaper than the local supplier in every area of the country(3) and Click Energy remains the cheapest energy tariff on the market.(4)

This move follows the 12 March price cut which saw the company reduce standard gas prices by 17 per cent and electricity by 11 per cent.(5)

Since British Gas announced the March price cut in February, over 678,000 new customers have signed up, and it has seen overall net growth of its customer base since the start of April 2007.

British Gas' new Managing Director Phil Bentley said: "We want British Gas to offer the best value around. We've taken the lead on lower prices and we are committed to restoring our customer service to an industry-leading level. That's why we've added an extra 800 people to our call centres, scrapped plans for the £5 late payment charge, and why we are reducing our prices again – and doing it immediately. Our two price cuts within the space of seven weeks will mean annual savings of £207 for our customers - while some of our competitors have failed to cut prices even once. Since we announced our first price cut more than 678,000 customers have signed up to British Gas and we're now growing our customer base.

"As well as being cheaper than our competitors, we are also greener: British Gas is the biggest supplier of green power to UK homes and our electricity has the lowest CO_2 emissions of any major UK energy supplier."

Last month, British Gas also launched the UK's largest social tariff, *the Essentials Tariff*, at a cost of up to £40 million per year. *Essentials* will lower gas and electricity bills for up to 750,000 vulnerable customers – equivalent to the cheapest British Gas standard tariff. Following today's announcement prepayment meter customers who qualify for *Essentials* will have seen their energy bills drop by 28 per cent since 11 March which will mean an annual saving of £322.(6)

As a further measure for customers seeking reassurance over volatile energy prices in the future, British Gas has updated its *Price Guarantee 2008* product. At no extra premium and with no early exit penalty, customers who take this product are guaranteed British Gas' new cheaper prices until 31 May 2008. The company is writing to all its existing *Price Guarantee 2008* customers to confirm that today's electricity and gas price cut will automatically apply to them.(7)

After this price cut British Gas will still deliver a sustainable margin in 2007 which enables it to make necessary future investments.

END